

June 13, 2012

Via E-Mail
Jim Solomon
Chief Financial Officer
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047

   Re: Broadcast International, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 1, 2012
     File No. 333-180621

Dear Mr. Solomon:

  We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Shareholders, page 45

1. We note your response to comment 2 in our letter dated May 7, 2012. If accurate, please revise footnote 12 to identify MDB Capital Group, LLC as a broker-dealer, as well.

2. Your response to comment 3 of our May 7, 2012 letter states that eight of the selling shareholders received their warrants as underwriting compensation. In contrast, the relevant footnote disclosure identifies four selling shareholders that received their warrants as underwriting compensation and an additional three that received their warrants as "underwriting commissions", for a total of seven selling shareholders. Please revise or advise.

3. We note that several of the selling shareholders that received their shares as underwriting compensation or underwriting commissions are individuals. Please describe to us the details of these compensation and commission transactions. Please ensure that your

descriptions clarify whether the individual received the compensation or commission directly from you or otherwise.

Financial Statements

4. Please revise to include interim financial statements as required by Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-2

5. We note your revised disclosure on page II-11 stating that you relied on Rule 506 of Regulation D for the unregistered March 16, 2012 issuance of common stock and warrants in exchange for $6,950,000. In contrast, we note that your Form D filed on March 30, 2012, only covers the unregistered sale of $3,750,000 of equity and warrants. Please revise your filing to address this discrepancy or advise us of the basis for your belief that your reliance on Regulation D is appropriate.

Exhibit 23.1 Consent of HJ & Associates, LLC

6. Please file an updated auditor's consent with your next amendment. For guidance, refer to Section 4810.3 of the Division of Corporation Finance Financial Reporting Manual, available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Greg Lindley
        Holland & Hart LLP
        Via Email